UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-37909

AZURE POWER GLOBAL LIMITED

(Exact name of registrant as specified in its charter)

8th Floor, Tower A, DLF Infinity, Cyber City

Phase II, Gurugram 122002, Haryana, India

Telephone: +91-124 4155 755

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Equity shares

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 85

Pursuant to the requirements of the Securities Exchange Act of 1934, Azure Power Global Limited. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 3, 2024	Azure Power Global Limited

	By:	/s/ Sugata Sircar
	Name:	Sugata Sircar
	Title:	Chief Financial Officer